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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67613

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SJ Levinson & Sons LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Westchester Avenue, Suite 109
(No. and Street)

Purchase (City) New York (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan Goldstein 914.220.1655
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12014715

* 3/27 KW

4/02

OATH OR AFFIRMATION

I, Allan Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SJ Levinson & Sons LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Marjorie Adorno 2/28/2012

MARJORIE ADORNO
Notary Public - State of New York
No. 01AD6252506
Qualified in Bronx County
My Commission Expires Dec. 5, 2015

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SJ Levinson & Sons LLC
(A Limited Liability Company)

Report on Statement of Financial Condition
(With Supplementary Information)

December 31, 2011

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

SJ Levinson & Sons LLC
(A Limited Liability Company)

Report on Statement of Financial Condition
(With Supplementary Information)

December 31, 2011

SJ LEVINSON & SONS LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants

To the Members
SJ Levinson & Sons LLC

We have audited the accompanying statement of financial condition of SJ Levinson & Sons LLC (a subsidiary of SJL Partners Holdings, LLC and a limited liability company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SJ Levinson & Sons LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the statement of financial condition. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition as a whole.

J.H. Cohn LLP

New York, New York
February 27, 2012

SJ LEVINSON & SONS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 2,238,654
Securities owned - at fair value	1,730
Commissions receivable	105,499
Due from broker	1,108,718
Fixed assets, net	333,045
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $4,961,048)	4,800,000
Other assets	288,020
Total	$ 8,875,666

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,141,658
Due to broker	891,594
Bank loan payable	175,000
Total liabilities	2,208,252
Commitments and contingencies	
Liabilities subordinated to the claims of general creditors pursuant to subordinated loan agreement	5,500,000
Members' equity	1,167,414
Total	$ 8,875,666

See Notes to Statement of Financial Condition.

Note 1 - Organization and nature of business:

SJ Levinson & Sons LLC (the "Company") is a New York company formed in 2007 as a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation ("SPIC"). SJL Partners Holdings, LLC is the majority member (the "Majority Member") of the Company.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transaction on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity.

Note 2 - Significant accounting policies:

Basis of presentation:

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Fair value measurements:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Note 2 - Significant accounting policies (continued):

Fair value measurements (concluded):

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair value of the Company's investments as of and for the year ended December 31, 2011 were all measured using Level 1 inputs.

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits. At December 31, 2011, the Company had an uninsured cash and cash equivalents balance of approximately $1,020,000.

Revenue recognition:

Securities transactions, as well as commission income, (and the recognition of related income and expenses) are recorded on a trade date basis.

Note 2 - Significant accounting policies (continued):

Revenue recognition (concluded):

The Company generates revenue related to providing certain clients' rights to software developed by the Company. The licensing contracts include training and consulting services to be provided by the Company. The Company recognizes the revenue from the licensing contracts over the term of the contract.

Valuation of securities:

Securities owned by the Company are valued at their prevailing market prices based on the last sales price listed on a National Securities Exchange or in the case of non-listed securities, last reported sales price as reported in the over-the-counter market.

Software development costs:

The Company internally develops software that it markets to customers through licensing of software and through hosting service as an application service provider. Costs incurred related to the development of software to be licensed prior to technological feasibility are expensed. Once the Company concludes that technological feasibility is obtained, all subsequent development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Amortization is computed on an individual product basis over the estimated economic life of the product using the straight-line method. As of December 31, 2011, no costs have been capitalized.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life or the term of the lease. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Use of estimates:

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Significant accounting policies (concluded):

Income taxes:

The Company is a limited liability company and, as such, does not incur Federal or state income taxes. Any income or loss generated is passed through to the members.

The Company's U.S. Federal and state income tax returns prior to fiscal year 2008 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Subsequent events:

The Company has evaluated subsequent events through the date the statement of financial condition was issued.

Note 3 - Due from/to broker:

Amounts due from broker represent commissions receivable from one broker who is a member of major securities and exchanges. Due to broker represents amounts payable to the clearing broker. It is the Company's policy to review as necessary, the credit standing of the brokers with which it conducts business.

Note 4 - Commissions receivable:

Commissions receivable represent amounts due from customers relating to execution of their securities transactions. The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of amounts due as of December 31, 2011, management has determined that an allowance for doubtful accounts is not necessary.

Note 5 - Securities owned:

Marketable securities owned at December 31, 2011 consist of trading securities at fair value as follows:

United States based equity securities	$1,730

Note 6 - Fixed assets:

At December 31, 2011, fixed assets are comprised of:

Furniture, fixtures and equipment	$ 1,110,669
Computer equipment	307,102
Leasehold improvements	196,580
Total	1,614,351
Less: depreciation and amortization	(1,281,306)
Total	$ 333,045

Note 7 - Members' equity:

The Company has three classes of members' interest; Class A, Class B, and Class C. The Class A member is the Majority Member, has voting rights and receives an allocation of profits and losses. Class B members also receives an allocation of profits and losses, however has no voting rights. Class C members also do not have voting rights and do not receive any allocation of profits and losses of the Company. The Class C Members will share in the gain on the sale of the Company, pari-parsu with the Class A and B members.

On January 1, 2011, the Company granted unvested Class B member interests of $50,000 as part of compensation to vest over three years. The Company records compensation related to the value of the grant over the vesting period. The unvested portion of grants issued as of December 31, 2011 is $70,833.

The operating agreement includes provisions for the Company and/or the remaining members (as determined by the Company) to purchase a terminating Class B member's interest at the vested portion of such member's capital account.

On January 1, 2010, the Company granted unvested Class C member interests to vest over three years. If the employee leaves the Company prior to a sale of the Company, the Company may purchase the vested member interest from the employee at fair value. As the Company is not obligated to purchase the member interest prior to the sale of the Company, there is no compensation expense associated with the granting of the Class C member interest. If the Company were to be sold on December 31, 2011 the Class A and B members would be diluted by .67% by the Class C ownership.

As of December 31, 2011, the balance of members' equity for the Class A, Class B and Class C members was $388,247, $779,167 and $-0-, respectively.

Note 8 - Due to customers:

The Company, under Section 28(e) of the Securities and Exchange Act of 1934, has entered into agreements with various customers to provide them with execution related services, brokerage services, and research products and services, that provide lawful and appropriate assistance to carry out their investment decision making. Under the agreement, the Company uses a portion of the commissions charged to provide these services. The excess commissions charged over such services provided, and included in accounts payable and accrued expenses amounted to $18,054 at December 31, 2011.

Note 9 - Bank loan payable:

In 2008, the Company borrowed $500,000 from a bank which has a remaining balance of $175,000 at December 31, 2011. The loan is payable over five years, with fixed principal payments of $8,333 plus interest, with the final payment due September 2013. Interest is calculated at 6 ½% per annum and the loan is collateralized by all cash on deposit with the lender as well as a personal guarantee of certain members of the Majority Member.

Principal payments due in each of the years following December 31, 2011 are as follows:

Year	Amount
2012	$100,000
2013	75,000

Note 10- Liabilities subordinated to the claims of general creditors:

Subordinated liabilities consist of both secured demand notes covered by secured demand note collateral agreements and a subordinated loan agreement both of which are approved by FINRA.

All notes mature February 28, 2014, and bear interest of 13%. $4,800,000 of such notes are covered by secured demand note collateral agreements.

The notes are due to the Majority Member of the Company and are available in computing net capital under the uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 11- Profit sharing plan:

The Company maintains a defined contribution plan covering substantially all employees. The Company may contribute annually at the discretion of management. The Company's maximum contribution is 5% of the eligible compensation.

Note 12- Net capital requirement:

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method. The Company's membership agreement with FINRA requires the Company to maintain minimum net capital of $250,000. As the Company is a market maker in certain securities, as defined, the Company shall maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker-dealer during the 30 days immediately preceding the computation date. Accordingly, the Company was required to maintain a minimum net capital of $252,000. At December 31, 2011, the Company had net capital of $5,991,509, which exceeded the requirement of $252,000 by $5,739,509.

Note 13- Commitments:

The Company leases five premises, its main office and four satellite offices. The leases expire at various times though October 2015. Some of the leases have renewal clauses. Three of the lease agreements are subject to escalations for increases in utilities and other operating expenses. At December 31, 2011, the minimum rental commitments, before escalations, under the leases are as follows:

Year Ending December 31:	Lease Commitment
2012	$ 167,758
2013	148,723
2014	148,723
2015	12,394
Total	$ 477,598

Note 14- Off-balance sheet credit risk:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 15- Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Note 16- Subsequent events:

In February 2012, the Company entered into an agreement with an employee, whereby upon the attainment of defined performance milestones, the employee will be granted capital interests in the Company through new Class D membership interests.

SJ LEVINSON & SONS LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

Net capital:		
Total members' equity	$	1,167,414
Add:		
Liabilities subordinated to claims of general creditors		5,500,000
Total capital and allowable subordinated borrowings		6,667,414
Deduct nonallowable assets:		
Fixed assets, net		333,045
Other assets		342,340
Total		675,385
Net capital before haircuts on securities positions		5,992,029
Haircut on securities and other charges		520
Net capital	$	5,991,509
Computation of basic net capital requirement:		
Minimum net capital required	$	252,000
Excess of net capital	$	5,739,509

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2011.

See Report of Independent Public Accountants.

J.H. COHN LLP

ACCOUNTANTS & CONSULTANTS

Independent Member of Nexia International
www.jhcohn.com